MISSION NEW ENERGY LIMITED (ACN: 117 065 719) Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 E-mail: invest@missionnewenergy.com 26th February 2013 Company Announcements Office Australian Securities Exchange Exchange Centre Level 4 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam, Appendix 4D Mission New Energy Limited’ Appendix 4D for the half year ended 31 December 2012 is attached. For and on behalf of MISSION NEW ENERGY LIMITED Guy Burnett Company Secretary

Half Year Financial Report of Mission New Energy Limited for the period Ended 31 December 2012 ABN 63 117 065 719 This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3 Current Reporting Period: 31 December 2012 Previous Corresponding Period: 31 December 2011 Source Reference: ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited ABN: 63 117 065 719 Results for Announcement To The Market For the Half Year Ended 31 December 2012 Revenue and Net Profit/ (Loss) Percentage Amount Change (%) $・ 000 _____________________ ASX Append 4D 2.1 Revenue from ordinary activities down 58 8,622,223 ASX Append 4D 2.2 Profit/ (loss) from ordinary activities after tax attributable to members up 8 4,047,995 ASX Append $D 2.3 Net profit/ (loss) attributable to members up 8 4,057,632 Dividends (Distributions) Amount per Franked Security amount per Security _____________________ ASX Append 4D 2.4 Final dividend Nil Nil ASX Append 4D 2.4 Interim dividend Nil Nil ASX Append 4D 2.5 Record date for determining entitlements to the dividend: N/A N/A Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions) ASX Append 4D 2.6 Included in the $8.6 million revenue for the six months to 31 December 2012 is the recognition of a gain of $7.7 million from the re-structuring of the Company's Series 2 convertible note. This gain is the primary driver for the net profit to 31 December 2012 of $4.06 million. In the six months to 31 December 2012, the biodiesel segment continued to sell off inventories on hand after shutdown and the windmill segment continued to generate electricity revenue.

Additional Disclosures Required for Appendix 4D Source Reference 1. Net Tangible Assets per Security 31.12.2012 31.12.2011 $ per $ per share share ASX Append Net tangible assets per security (1.86) (3.13) 4D.3 2. Details Relating to Dividends (Distributions) ASX Append The company did not declare a dividend during the 4D.5 financial period and has not declared a dividend since the end of the financial period. Source Reference 3. Information on Audit or Review ASX Append This half year report is based on accounts to which one of the following applies. 4D.9 The accounts have been audited X The accounts have been subject to review The accounts are in the process of The accounts have not yet been being audited or subject to review audited or reviewed ASX Append Description of likely dispute or qualification if the accounts have not yet been 4D.9 audited or subjected to review or are in the process of being audited or subjected to review. Not applicable ASX Append Description of dispute or qualification if the accounts have been audited or 4D.9 subjected to review. Not applicable

Mission NewEnergy Limited One Mission : One Energy : NewEnergy Interim Financial Report for the Half Year ended 31 December 2012

Table of Contents Directors’ report 2 Review of operations 2 Lead Auditor’s Independence Declaration 5 Consolidated interim statement of profit or loss and other comprehensive income 6 Consolidated interim statement of financial position 8 Consolidated interim statement of changes in equity 12 Consolidated interim statement of cash flows 14 Condensed notes to the consolidated interim financial statements 15 Directors’ declaration 30 Independent review report to the members of Mission New Energy Ltd 31 1

Directors’ report The Directors present their report together with the consolidated interim financial report for the six months, ended 31 December 2012 and the review report thereon. Directors The directors of the Company at anytime during or since the end of the interim period are: Name Period of directorship Non-executive Mr Dario Amara (Chairman) Chairman since 31 March 2006 Admiral (Ret) Tan Sri Dato’ Seri Director since 25 June Mohd 2009Anwar bin Haji Mohd Nor (Non-executive Director) Datuk Zain Yusuf (Non-executive Director) Director since 24 January 2006 Mr Arun Bhatnagar (Non-executive Director) Director since 25 June 2009 Mr Peter Torre (Non-executive Director) Director since 29 September 2010 Executive Mr Nathan Mahalingam (Group Chief Executive Officer) Director since 17 November 2005 Mr Guy Burnett (Chief Financial Officer) Director since 6 April 2009 Review of operations Summary of results Revenue for the consolidated group amounted to $8,622,223 (2011: $20,322,331). EBIDTA profit of the consolidated group amounted to $6,518,349 (2011: $6,586,405 profit) and the net profit of the consolidated group, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $4,057,632 (2011: $3,760,258 profit). The net profit for the year included a non-cash gain on restructure of the series 2 convertible notes to series 3 convertible notes of $7,748,485 (2011 10,299,684). Dividends Paid or Recommended No dividends have been paid or declared for payment. Review of Operations Corporate During the period up until 31 December 2012, Mission was pleased to announce the following key restructure achieved. The successful restructure of the Series 2 convertible notes into Series 3 Convertible notes. The key change in terms being the elimination of half yearly coupon payments and the increase of the conversion ratio from 4:1 to 433:1, Signing of a US$5 million facility/term sheet to fund operations secured against all assets of the 2

Group. Biodiesel feedstock Segment The refineries continue to be under care and maintenance and the majority of materials and inventory held at 30 June 2012 disposed of. The company continues to re-evaluate its options from its refinery assets as opportunities present themselves. This may include the sale or disposition of either one or more of these assets. Due to being unable to reach a settlement with KNM relates to the commissioning and final payment for Mission’s 250,000 ter has been referred to arbitration. Downstream Palm Oil Joint Venture Project Due to failure to meet material obligations by PTPN 111, the Joint Venture in Indonesia has been terminated. The company is in discussions with the Joint Venture partner in Indonesia and expects that this will result in the sale of its equity interests as provided for in the joint venture agreement. Jatropha Feedstock Segment The restructure of the operations in India are essentially complete with the operations significantly downsized and the company is now focussed on divestment of the wind mills, property and other non-core assets. Wind farm business The two wind mills owned by the Company of 1.65 MW each generated and sold under a Power Purchase Agreement generated 3,727,327 kwh during the six months to 31 December 2012. At December 2012 the wind mills were not operating pending repairs to be carried out by the maintenance contractor. Financial Position The Group had a profit for the six months ended 31 December 2012 of $4,057,632 (2011: $3,760,258), a current assets less current liability surplus of $4,026,912 (30 June 2012: $5,320,431) and a net asset deficiency of $20,246,203 (30 June 2012: $24,440,137) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2012 was $1,816,568 (2011: 4,256,438). During the half year ended 31 December 2012, the Company restructured the convertible note liability to have zero coupons and a conversion ratio of 433:1. At 31 December 2012, the Company has a non-current liability for the series two convertible notes of A$32.8 million (nominal value). As announced to the market on the 25 th February 2013, a debt funding package has been signed with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. 3

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 31 December 2012. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months. The Directors believe that the Group has sufficient financial resources to meet its committed financial liabilities and realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. Subsequent Events The following significant events have occurred since 1 January 2013 to the date of this report: On 25th February 2013, the group announced a US$5 million debt funding deal . The group has placed all investments in subsidiaries and assets as security for the loan. Significant Changes in State of Affairs There have been no significant changes to the state of affairs up to the date of signing this Financial Report. Lead auditor’s independence declaration The lead auditor’s independence on page 6 anddeclaration is set forms part of the report for the six months ended 31 December 2012. Dated at Perth this 26th day of February 2013. Signed in accordance with a resolution of the directors: _______________________________ Mr Nathan Mahalingam Managing Director 4

Tel: +8 6382 4600 38 Station Street Subiaco, WA 6008 Fax: +8 6382 4601 www.bdo.com.au PO Box 700 West Perth WA 6872 Australia 26 February 2013 The Board of Directors Mission NewEnergy Limited Tempo Offices, Unit B2 431 Roberts Road SUBIACO WA 6008 Dear Sirs, DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF MISSION NEWENERGY As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been: • no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and • no contraventions of any applicable code of professional conduct in relation to the review. This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period. Brad McVeigh Director BDO Audit (WA) Pty Ltd Perth, Western Australia BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania. 5

Mission NewEnergy Ltd Consolidated interim statement of profit or loss and other comprehensive income For the six month ended on 31 December 2012 Note 31.12.2012 31.12.2011 Continuing operations Sale of goods 378,647 8,263,176 Other revenue 6 8,243,576 12,059,155 Total revenue 8,622,223 20,322,331 Cost of goods sold (354,813) (7,654,258) Employee benefits expense (999,935) (2,033,174) Share based payments expense - (324,261) Net foreign exchange (loss)/ gain (8,862) 170,520 Provision for impairment of receivables - (2,008,033) Travel expenses (55,184) (356,438) Shareholder expenses (97,289) (68,248) Consultants expenses (28,415) (122,164) Other expenses from ordinary activities (504,907) (1,176,605) Rental expenses (54,469) (98,219) Research and development expense - (65,046) Earnings before interest, tax, depreciation and 6,518,349 6,586,405 amortisation and impairment Depreciation and amortisation (61,937) (254,123) Impairment of Inventories 4a (554,600) (44,858) Impairment of property, plant and equipment 4a (372,182) (789,901) Finance costs (1,480,061) (1,733,419) Profit / (Loss) from continuing operations before 4,049,569 3,764,104 income tax Income tax (expense)/benefit (1,574) (3,846) Net Profit (loss) for the period 4,047,995 3,760,258 Attributable to: Members of the parent 4,057,632 3,760,258 Non-controlling interests (9,637) - 6

Mission NewEnergy Ltd Consolidated interim statement of profit or loss and other comprehensive income (contd.) As at 31 December 2012 31.12.2012 31.12.2011 Profit / (Loss) for the period 4,047,995 3,760,258 Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations (50,990) (341,986) Cash flow hedge reserve - (156,379) Other comprehensive (loss)/income for the period net of (50,990) (498,365) tax Total comprehensive (loss)/income for the period 3,997,005 3,261,893 Attributable to owners of the parent 3,997,005 3,261,893 Earnings per share from continuing operations attributable to the ordinary equity holders of the parent: Basic earnings/(loss) per share (dollars) 7 0.40 0.44 Diluted earnings/(loss) per share (dollars) 7 0.40 0.43 The accompanying notes form part of this financial report 7

Mission NewEnergy Ltd Consolidated interim statement of financial position As at 31 December 2012 Note 31.12.2012 30.6.2012 CURRENT ASSETS 690,184 1,455,977 Cash and cash equivalents 3,901,917 4,225,297 Trade and other receivables 232,186 1,191,621 Inventories 15,041 581,378 Other financial assets 198,514 203,514 Other assets - 24,244 Current tax assets 5,037,842 7,682,031 Total current assets NON-CURRENT ASSETS HELD FOR SALE 1,981,924 2,286,343 NON-CURRENT ASSETS 30,130 681,052 Property, plant and equipment 2,000 54,092 Other assets 32,130 735,144 Total non-current assets TOTAL ASSETS 7,051,896 10,703,518 CURRENT LIABILITIES 872,577 2,175,496 Trade and other payables - 82,462 Financial liabilities 3,181 - Current tax liability 135,172 103,642 Short-term provisions 1,010,930 2,361,600 Total current liabilities FINANCIAL LIABILITIES INCLUDED IN DISPOSAL 11 1,476,618 1,567,329 GROUP NON-CURRENT LIABILITIES 11 24,810,551 31,214,726 Financial liabilities 24,810,551 31,214,726 Total non-current liabilities TOTAL LIABILITIES 27,298,099 35,143,655 NET ASSETS (DEFICIT)/SURPLUS (20,246,203) (24,440,137) 8

Mission NewEnergy Ltd Consolidated interim statement of financial position (contd.) As at 31 December 2012 Note 31.12.2012 30.6.2012 EQUITY 8 110,415,197 110,320,248 Issued capital Reserves 11,572,697 5,684,412 Accumulated losses (140,376,669) (142,156,332) Non-controlling interests (77,765) (68,128) TOTAL EQUITY DEFICIENCY (20,246,203) (24,440,137) The accompanying notes form part of this financial report 9

Mission NewEnergy Ltd Consolidated interim statement of changes in equity For the six month ended 31 December 2012 Consolidated Group Ordinary Accumulated Share Foreign Convertible Non- Total controll Share Capital losses Based Currency Notes ing Payment Translation Reserve Interest s Reserve 1 July 2012 110,320,248 (140,376,669) 4,907,496 (1,866,633) 2,643,549 (68,128) (24,440,137) Proceeds from the 94,949 - - - - - 94,949 Issue of New Shares (Net of Cost) Settlement of (5,837,295) - - 5,837,295 - Convertible Note Series 2 Profit (loss) 4,057,632 - - 4,057,632 attributable to members of parent entity Profit (loss) - (9,637) (9,637) attributable to non-controlling interests Total other - 50,990 50,990 comprehensive income/(loss) for the period 31 December 2012 110,415,197 (142,156,332) 4,907,496 (1,815,643) 8,480,844 (77,765) (20,246,203) 12

Mission NewEnergy Ltd Consolidated interim statement of changes in equity For the six month ended 31 December 2011 Consolidated Group Ordinary Accumulate Share Foreign Convertible Cash flow Total hedge Share d losses Based Currency Notes Reserve reserve Capital Payment Translation Reserve 1 July 2011 96,801,368 (135,720,257) 4,868,049 (1,673,868) 5,938,893 38,553 (29,747,262) Proceeds from the Issue 172,718 - - - - 172,718 of New Shares (Net of Cost) Pro-rata expense for - - 68,287 - - 68,287 options and performance shares Settlement of 1,473,116 (2,255,994) (782,878) Convertible Note Series 1 Profit (loss) attributable - 3,760,258 - - - 3,760,258 to members of parent entity Total other - - - (341,986) - (156,379) (498,365) comprehensive income/(loss) for the period 31 December 2011 96,974,086 (130,486,883) 4,936,336 (2,015,854) 3,682,899 (117,826) (27,027,242) The accompanying notes form part of this financial report 13

Mission NewEnergy Ltd Consolidated interim statement of cash flows For the six month ended 31 December 2011 Note 31.12.2012 31.12.2011 CASH FLOWS FROM OPERATING ACTIVITIES Receipts from customers 797,309 12,181,370 Payments to suppliers and employees (1,948,744) (15,526,170) Interest received 2,410 208,781 Interest paid on convertible notes (510,882) (916,226) Finance costs (156,661) (201,434) Income tax paid - (2,759) Net cash used in operating activities (1,816,568) (4,256,438) CASH FLOWS FROM INVESTING ACTIVITIES Purchase of property, plant and equipment 10 (45,437) (324,188) Proceeds from sale of assets 683,102 - Deposits released/(placed) as security for performance bond 538,278 (379,513) Net cash used in investing activities 1,175,943 (703,701) CASH FLOWS FROM FINANCING ACTIVITIES (Costs)/proceeds from issues of shares, options (net of costs) 94,949 - Repayment of borrowings 11 (277,944) (5,240,192) Net cash used in financing activities (182,995) (5,240,192) NET INCREASE (DECREASE) IN CASH HELD (823,620) (10,200,331) Cash at beginning of the financial year 1,455,977 15,760,590 Effects of exchange rate fluctuations of cash held in foreign currencies 57,827 190,015 CASH AND CASH EQUIVALENTS AT END OF PERIOD 690,184 5,750,274 The accompanying notes form part of this financial report 14

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements 1. Nature of operations and general information Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and: listed on the ASX (MBT) with its operations in Australia, Malaysia, Indonesia and India; that owns and operated a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel; that is in the process of finalising the transfer of a 250,000 tpa (approx. 75 million gallons p.a.) trans-esterification plant constructed by KNM Process Systems Sdn Bhd to Mission. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD (“KNM”) as it relates for Mission’s 250,000 tpa biodiesel plant, the that is reassessing the viability of its upstream feedstock business in India; that owns two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement has invested in a joint venture agreement to enter the oleo chemical and renewable energy business in Indonesia, and is assessing new renewable energy opportunities and projects. 2. Basis of preparation The interim consolidated financial report of the Company as at and for the six months ended 31 December 2012 comprises the Company and its subsidiaries (together referred to as the “Group”), been prepared in accordance with AASB 134and have Interim Financial Reporting and the Corporations Act 2001. The financial statements have been prepared on a going concern basis. Please refer to note 4b for a discussion on going concern. 15

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2012. The consolidated annual financial report of the Group as at and for the year ended 30 June 2012 is available upon request from the Company’s registered 2, 431office Roberts Road,at SubiacoUnit WA 6008B or at www.missionnewenergy.com. This consolidated interim financial report was approved by the Board of Directors on the 26th February 2013. 3. Significant accounting policies The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2012 and the interim consolidated financial statements as at 31 December 2011. The accounting policies have been applied consistently throughout the Group for the purposes of preparation of these condensed consolidated interim financial statements. 4. Estimates The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates. Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2012. During the six months ended 31 December 2012 management reassessed its estimates in respect of: 16

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) a. Impairment of assets The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined. Goodwill Goodwill was fully impaired at 30 June 2012. Credit risk of receivables Malaysian operations Credit risk for receivables at 30 June 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered. Indian Operations With the poor yield of Jatropha seeds in the 2011/12 season and the resultant downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement and the resultant receivable, are to a large Indian State Owned enterprise and hence credit risk is deemed low. Property, Plant and Equipment Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by’ (being the net reference to the value of expected future cash flows of the relevant to sell’. Impairment of refineries Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance in June 2012. The 250,000tpa is under care and maintenance of the EPCC contractor and yet to be handed over to Mission. 17

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) The Board reviews the carrying value of its refinery assets at each reporting date. The Board had previously determined to write down the carrying value of the refineries and continues to apply this principal for the half year to 31 December 2012. In addition to the impairment to 30 June 2012, further impairment has been provided during the half year ended 31 December 2012 for capital additions to a value of $0.03 million. Windmill impairment At 31 December 2012, the Board re-assessed the carrying value of the windmills which are reflected as non-current assets held for sale. In assessing the value of the windmills the Board has taken into account market prices and indicative sales prices based on preliminary discussions from potential buyers. Summary of asset impairments December December 2012 2011 Impairment of refineries 27,348 692,905 Impairment of windmills 344,834 96,996 372,182 789,901 Impairment of inventories 554,600 44,858 Total 926,782 834,759 18

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) b. Going Concern The Group had a profit for the six months ended 31 December 2012 of $4,047,995 (2011: $3,760,258), a current assets less current liability surplus of $4,026,912 (30 June 2012: $5,320,431) and a net asset deficiency of $20,246,203 (30 June 2012: $24,440,137) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2012 was $1,816,568 (2011: 4,256,438). During the half year ended 31 December 2012, the Company restructured the convertible note liability to have zero coupons and a conversion ratio of 433:1. At 31 December 2012, the Company has a non-current liability for the series two convertible notes of A$32.8 million (nominal value). As announced to the market on the 25 th February 2013, a debt funding package has been signed with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 31 December 2012. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months. The Directors believe that the Group has sufficient financial resources to meet its committed financial liabilities and realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. 19

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 5. Financial risk management During the six month ended 31 December 2012 the Group has not changed its policy in respect of the hedging of foreign currency denominated items risk management objectives and policies are consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2012. 6. Other revenue 31.12.2012 31.12.2011 Gain on re-structure of Series 2 Convertible Note 7,748,4851 10,299,6842 Change in fair value of biological assets - 1,479,295 Other 495,091 280,176 8,243,576 12,059,155 1 The gain on restructure of the series 2 convertible note is not deemed to be taxable. 2 The gain on settlement of the series 1 convertible note is not deemed to be taxable. 20

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 7. Earnings per share The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period. The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares. Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below. 31.12.2012 31.12.2011 Profit/(loss) after tax and earnings attributable to ordinary share holders 4,057,632 3,760,258 Weighted average number of shares (used for basic earnings per share) 10,103,236 8,621,811 Dilutive effect of options and performance shares - 59,005 Diluted weighted average number of shares (used for diluted earnings per share) 10,103,236 8,680,816 Basic earnings per share dollars 0.40 0.44 Diluted earnings per share dollars 0.40 0.43 21

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 8. Share issues During the six months to 31 December, the following shares were issued: Numbers A$ (net of issue costs) At 31 December 2010 280,594,232 76,468,499 Issue of shares on exercise of performance rights 5,759,998 - Total Number of shares before Conversion 286,354,230 76,468,499 Total Number of shares after conversion (50:1) 5,727,085 - Rounding adjustments 94 - Revised ordinary shares post share consolidation 5,727,179 Share issue pursuant to Nasdaq listing April 2011 2,785,000 20,332,869 Share issue from Conversion of Convertible Notes - 23 June 2011 80 - Total Number of shares as on 30 June 2011 8,512,259 96,801,368 Issue of shares for consulting services provided 18,444 112,943 Issue of shares on exercise of performance rights 116,004 - Shares issued from conversion of convertible notes 795,540 13,405,937 June 2012 9,452,415 110,320,248 Share issue 1,417,860 94,949 December 2012 10,870,275 110,415,197 22

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 9. Segment report For the six months ended 31 December 2012 BIODIESEL JATROPHA POWER DOWNSTREAM UNALLOCATED CONSOLIDATED GENERATION PALM OIL (CONTINUING PROJECT OPERATIONS) External sales 97,602 14,577 266,467 - - 378,647 Other revenue 485,433 7,028 - - 7,751,116 8,243,576 Total segment revenue 583,035 21,605 266,467 - 7,751,116 8,622,223 Segment result (501,041) (371,715) (69,002) (50,906) 5,050,296 4,057,632 Profit/(loss) from ordinary activities before income tax 4,057,632 Segment assets 1,749,395 461,967 1,589,934 2,703,640 546,960 7,051,896 25

Mission NewEnergy Ltd For the six months ended 31 December 2011 BIODIESEL JATROPHA POWER DOWNSTREAM UNALLOCATED CONSOLIDATED GENERATION PALM OIL (CONTINUING PROJECT OPERATIONS) External sales 7,928,412 - 334,764 - - 8,263,176 Other revenue 71,774 1,503,594 - - 10,483,606 12,059,155 Total segment revenue 8,000,186 1,503,594 334,764 - 10,483,606 20,322,331 Segment result (2,151,645) (1,956,127) 111,008 - 7,757,022 3,760,258 Profit/(loss) from ordinary activities before income tax 3,760,258 Segment assets 4,318,768 773,990 1,944,498 2,729,982 936,276 10,703,518 26

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) In identifying its operating segments, management generally follows cts and services provided by the Group. The adoption of AASB 8 has not affected the identified operating segments for the Group compared to recent annual financial statements. Under AASB 8, reported segment profit is based on internal management reporting information that is regularly reviewed by the Board of Directors as the chief operating decision maker. The chief operating decision maker assesses segment profit and loss using a measure of operating profit. The measurement policies the Group uses for segment reporting under AASB 8 are the same as those used in its financial segments. In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment, which primarily The Group operates four main business segments: Biodiesel refining, Jatropha feedstock, Downstream palm oil and Power Generation. The activities undertaken by the Biodiesel refining section is to produce biodiesel from crude palm oil (CPO). The Jatropha feedstock segment utilises contract farming arrangements to grow Jatropha plantations in marginal land of rural Indian. The downstream palm oil segment looks to evaluate options for processing crude palm oil. The Power Generation segment relates to activities in the production and sale of electricity from two wind mills. 27

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 10. Property, plant and equipment acquisitions and capital commitments Acquisitions and disposals During the six months ended 31 December 2012 the Group acquired assets with a cash cost of $45,437 (six months ended 31 December 2011: $324,188), with $36,000 being within the refining segment. Capital expenditure commitments Capital expenditure commitments contracted for at 31 December 2012: Construction of second biodiesel plant in Malaysia 4,189,1413 These commitments, unless stated otherwise, may become payable within the forthcoming twelve months and will be funded via either proceeds from existing cash reserves and/or additional financing raised by the Group. A loan in the power generation segment is secured over two windmills and a property in India. The working capital funding line for the group is secured over all material assets within the group. 3 This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant. Should these not be able to be offset the expenditure commitment may increase as a result. 27

Mission NewEnergy Ltd Condensed notes to the consolidated interim financial statements (contd.) 11. Financial Liabilities The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2012: Balance at 1 July 2012 32,864,517 New loans taken up - Amortisation of equity component of series 2 and 3 715,592 Convertible Notes Impact of restructure of series 2 to series 3 convertible note (7,005,688) Interest 156,718 FX conversion (166,026) Repayments (277,944) Balance at 31 December 2012 26,287,169 Financial liability included in disposal group 1,476,618 Non-current 24,810,551 Balance at 31 December 2012 26,287,169 Non-current liabilities Convertible notes reported value 24,810,551 Unamortised equity component 8,073,209 Nominal value payable in May 2014 32,883,760 12. Contingencies A subsidiary within the group has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount of approximately A$2m which the contractor is claiming is due to them. Both parties have agreed to the appointment of an arbitrator to resolve this matter. A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value. The Group is not aware of any other contingent liabilities or contingent assets as at 31 December 2012. 28

Mission NewEnergy Ltd 13. Related parties Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments. Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. There were no related parties transaction during the six months ended 31 December 2012 other than a management fee levied by the holding company to eligible subsidiaries. 14. Dividend No dividends have been paid or declared for payment during the six months ended 31 December 2012. 15. Subsequent Events The following significant events have occurred since 31 December 2012 to the date of this report: On the 25th February 2013, the group announced a US$5 million debt funding deal. The group has placed all investments in subsidiaries and assets as security for the loan. 29

Mission NewEnergy Ltd Directors’ declaration In the opinion of the directors of Mission New Energy Limited: 1. The financial statements and notes set out on pages 6 to 29 are in accordance with the Corporations Act 2001 including: (a) giving a true and fair position as view at 31 December of the 2012 and Group’s of its performance for the six month period ended on that date; and (b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and 2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. Dated at Perth this 26th day of February 2013. Signed in accordance with a resolution of the directors: _________________________ Mr Nathan Mahalingam Group Chief Executive Officer 30

Tel: +8 6382 4600 38 Station Street Fax: +8 6382 4601 Subiaco, WA 6008 www.bdo.com.au PO Box 700 West Perth WA 6872 Australia INDEPENDENT AUDITOR’S REVIEW REPORT TO THE MEMBERS OF MISSION NEWENERGY LIMITED Report on the Half-Year Financial Report We have reviewed the accompanying half-year financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 31 December 2012, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year’s end or from time to time during the half-year. Directors’ Responsibility for the Half-Year Financial Report The directors of the disclosing entity are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report. A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Independence In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report. BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania. 31

Conclusion Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mission NewEnergy Limited is not in accordance with the Corporations Act 2001 including: (a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and (b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001. Emphasis of Matter Without modifying our conclusion we draw attention to Note 4b which indicates that the group is currently in a Net Asset Deficiency position of $20,246,203 with net operating cash outflows for the period of $1,816,568. These matters, along with those others disclosed in Note 4b may indicate the existence of a material uncertainty which may cast significant doubt on the company’s ability to continue as a going concern and whether it will realise its assets and extinguish its liabilities in the normal cause of business at the values stated in the financial report. BDO Audit (WA) Pty Ltd Brad McVeigh Director Perth, Western Australia Dated this 26th day of February 2013 32